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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
(Amendment No.                        )1

UAL CORPORATION

(Name of Issuer)
COMMON STOCK, $.01 PAR VALUE PER SHARE

(Title of Class of Securities)
902549500
(CUSIP Number)
SEPTEMBER 27, 2002

(Date of Event Which Requires Filing of this Statement)

        Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☒      Rule 13d-1(b)

        ☐      Rule 13d-1(c)

        ☐      Rule 13d-1(d)

        1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G

CUSIP No.            902549500                                                                                                  Page 2 of 10 Pages

(1)	Name of Reporting Persons Aon Fiduciary Counselors Inc. 22-3709903

(2)	Check the Appropriate Box if a Member	(a)	☐
	of a Group*	(b)	☐
Not Applicable

(3)	SEC Use Only

(4)	Citizenship or Place of Organization
The State of organization is Delaware

Number of Shares Beneficially Owned by Each Reporting Person With		(5)	Sole Voting Power
-0-

		(6)	Shared Voting Power
-0-

		(7)	Sole Dispositive Power
-0-

		(8)	Shared Dispositive Power
12,725,370 shares of Common Stock

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person
12,725,370 shares of Common Stock

(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

(11)	Percent of Class Represented by Amount in Row (9)
22.35%

(12)	Type of Reporting Person*
IA

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.            902549500                                                                                            Page 3 of 10 Pages

(1)	Name of Reporting Persons Aon Corporation 36-3051915

(2)	Check the Appropriate Box if a Member	(a)	☐
	of a Group*	(b)	☐
Not Applicable

(3)	SEC Use Only

(4)	Citizenship or Place of Organization
The State of organization is Delaware

Number of Shares Beneficially Owned by Each Reporting Person With		(5)	Sole Voting Power
-0-

		(6)	Shared Voting Power
-0-

		(7)	Sole Dispositive Power
-0-

		(8)	Shared Dispositive Power
12,725,370 shares of Common Stock

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person
12,725,370 shares of Common Stock

(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

(11)	Percent of Class Represented by Amount in Row (9)
22.35%

(12)	Type of Reporting Person*
HC, CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.

(a).	Name of Issuer:
UAL Corporation
(b).	Address of Issuer's Principal Executive Offices:
1200 East Algonquin Road Elk Grove Township, Illinois 60007

Item 2.

(a).	Name of Persons Filing:

Aon Fiduciary Counselors Inc. ("Aon Fiduciary Counselors") is filing this Schedule 13G on behalf of itself and its parent, Aon Corporation ("Aon"). Aon Fiduciary Counselors is an investment adviser under Section 203 of the Investment Advisers Act of 1940, as amended, and is a wholly owned direct subsidiary of Aon.
As required by Rule 13d-1(k)(1), Exhibit 1 to this Schedule 13G contains the Joint Filing Agreement entered into by each of the persons filing this joint disclosure statement.
(b).	Address of Principal Business Office or, if None, Residence:
Aon Fiduciary Counselors' principal business address 200 East Randolph Street, Chicago, Illinois 60601.
Aon's principal business address is 200 East Randolph Street, Chicago, Illinois 60601.
(c).	Citizenship:
Aon Fiduciary Counselors and Aon are both corporations organized under the laws of the State of Delaware.
(d).	Title of Class of Securities:
Common Stock, par value $.01 per share ("Common Stock")
(e).	CUSIP Number:
902549500
Item 3.	If this Statement is Filed Pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the persons filing are:
Aon Fiduciary Counselors is an investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).
Aon is a parent holding company in accordance with Rule 13d-1(b)(1)(ii)(G).
(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;
(b)	☐	Bank as defined in Section 3 (a) (6) of the Exchange Act;
(c)	☐	Insurance company as defined in Section 3 (a) (19) of the Exchange Act;
(d)	☐	Investment company registered under Section 8 of the Investment Company Act;
(e)	☒	An investment adviser in accordance with Rule 13d-1 (b) (1) (ii) (E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1 (b) (1) (ii) (F);

(g)	☒	A parent holding company or control person in accordance with Rule 13d-1 (b) (1) (ii) (G);
(h)	☐	A savings association as defined in Section 3 (b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under Section (c) (14) of the Investment Company Act;
(j)	☐	Group, in accordance with Rule 13d-1 (b) (1) (ii) (J);
If this statement is filed pursuant to Rule 13d-1(c), check this box. ☐

Item 4. Ownership:

        See Items 5 through 9 and Item 11 on pages 2 through 3.

(a)	Amount beneficially owned:
12,725,370 shares of Common Stock
(Aon Fiduciary Counselors and Aon disclaim beneficial ownership of these shares pursuant to Rule 13d-4; see * below)
(b)	Percent of class:

22.35%
(According to the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2002, which was filed on August 14, 2002, there were approximately 56,927,786 shares of Common Stock outstanding on July 31, 2002. The percentage beneficial ownership was derived using this number of shares of Common Stock outstanding.)
(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote—
-0-
	(ii)	Shared power to vote or to direct the vote—

-0-
	(iii)	Sole power to dispose or to direct the disposition of—
-0-
	(iv)	Shared power to dispose or to direct the disposition of—
12,725,370

        *This Schedule 13G is being filed by Aon Fiduciary Counselors in its capacity as independent fiduciary, pursuant to appointments by United Air Lines, Inc. ("United") to manage the respective UAL Stock Funds (the "Funds") which are investment options in the United Airlines Ground Employee 401(k) Plan, the United Airlines Management and Administrative 401(k) Plan, the United Airlines Flight Attendant 401(k) Plan and the United Airlines Pilot Directed Account Plan (collectively, the "Plans"), which appointments became effective on September 27, 2002. In connection with Aon Fiduciary Counselors being appointed as independent fiduciary, United has amended each of the Plans to confer upon Aon Fiduciary Counselors full authority to (i) continue to offer the Funds as investment options under the Plans on such terms and conditions as Aon Fiduciary Counselors deems prudent and in the interest of the Plans and their participants, including prohibiting or limiting (e.g., as a percentage of a participant's account) further purchases or holdings of interests in the Funds or increasing the Funds' holdings of cash or cash equivalent investments and (ii) terminate the availability of the Funds as investment options on such terms and conditions as Aon Fiduciary Counselors deems prudent and in the interest of the Plans and their participants (and notwithstanding any participant investment directions to the contrary), including determining the manner and timing of termination of the Funds and orderly liquidation of the assets thereof. Dividends paid on the Common Stock held by the Funds, if any, are generally reinvested and used to buy additional shares of Common Stock. The participants in the Plans are allowed to provide confidential directions on how the shares of Common Stock attributable to their accounts should be voted or tendered.

        Each of Aon Fiduciary Counselors and Aon disclaims beneficial ownership of the foregoing 12,725,370 shares of Common Stock. The filing of this Schedule 13G should not be construed as an admission that Aon Fiduciary Counselors or Aon is, for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of the shares of Common Stock covered by this Schedule 13G. This Schedule 13G is filed by Aon Fiduciary Counselors and Aon with respect to Common Stock held in the Funds on behalf of the participants in the Plans solely as a result of the appointment by United of Aon Fiduciary Counselors as independent fiduciary, as described in the foregoing paragraph. Neither Aon Fiduciary Counselors nor Aon has any economic interest in the shares of Common Stock held by the Plans. Each Plan participant has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held in such participant's account (subject to the above described fiduciary powers of Aon Fiduciary Counselors). Further, each such participant has sole voting power over the securities held in such participant's account. To the knowledge of Aon Fiduciary Counselors and Aon, (i) no such participant has any of the foregoing rights with respect to more than five percent of the class of securities identified in Item 2(d) and (ii) there is no agreement or understanding among such persons to act together for the purpose of acquiring, holding, voting or disposing of any such shares.

Item 5. Ownership of Five Percent or Less of a Class:

        NOT APPLICABLE

Item 6. Ownership of More than Five Percent on Behalf of Another Person:

         See Item 4.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:
Aon is a parent holding company of Aon Fiduciary Counselors and, accordingly, has joined in the filing of this Schedule 13G pursuant to Rule 13d-1(b)(ii)(G).

Item 8. Identification and Classification of Members of the Group:

         NOT APPLICABLE

Item 9. Notice of Dissolution of Group:

         NOT APPLICABLE

Item 10. Certification:

  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AON FIDUCIARY COUNSELORS INC. Date: September 30, 2002
By:	/s/ NELL HENNESSY Name: Nell Hennessy Title: President
AON CORPORATION Date: September 30, 2002
By:	/s/ PATRICK G. RYAN Name: Patrick G. Ryan Title: Chairman and Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
1	Joint Filing Agreement, dated as of September 27, 2002, among each of the Filing Persons.

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